EXHIBIT 99.1

Brookfield Renewable Announces Reset Distribution Rate on Its Series 7 Preferred Units

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Jan. 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (“Brookfield Renewable”) (NYSE: BEP; TSX: BEP.UN) today announced that it has determined the fixed distribution rate on its Class A Preferred Limited Partnership Units, Series 7 (“Series 7 Units”) (TSX: BEP.PR.G) for the five years commencing February 1, 2021 and ending January 31, 2026.

Series 7 Units and Series 8 Units

If declared, the fixed quarterly distributions on the Series 7 Units during the five years commencing February 1, 2021 will be paid at an annual rate of 5.50% ($0.343750 per unit per quarter).

Holders of Series 7 Units have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on January 18, 2021, to reclassify all or part of their Series 7 Units, on a one-for-one basis, into Class A Preferred Limited Partnership Units, Series 8 (“Series 8 Units”), effective January 31, 2021.

The quarterly floating rate distributions on the Series 8 Units will be paid at an annual rate, calculated for each quarter, of 4.47% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly distribution rate in respect of the February 1, 2021 to April 30, 2021 distribution period for the Series 8 Units will be 1.11799% (4.585% on an annualized basis) and the distribution, if declared, for such distribution period will be $0.279498 per unit, payable on April 30, 2021.

Holders of Series 7 Units are not required to elect to reclassify all or any part of their Series 7 Units into Series 8 Units.

As provided in the unit conditions of the Series 7 Units, (i) if Brookfield Renewable determines that there would be fewer than 1,000,000 Series 7 Units outstanding after January 31, 2021, all remaining Series 7 Units will be automatically reclassified into Series 8 Units on a one-for-one basis effective January 31, 2021; or (ii) if Brookfield Renewable determines that there would be fewer than 1,000,000 Series 8 Units outstanding after January 31, 2021, no Series 7 Units will be reclassified into Series 8 Units. There are currently 7,000,000 Series 7 Units outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 8 Units effective upon reclassification. Listing of the Series 8 Units is subject to Brookfield Renewable fulfilling all the listing requirements of the TSX and, upon approval, the Series 8 Units will be listed on the TSX under the trading symbol “BEP.PR.H”.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$575 billion of assets under management.

Contact information:

Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President – Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com